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                                                                   Exhibit 99(e)


            OUTSOURCING SOLUTIONS INC. AGREES TO ACQUIRE
         THE UNION CORPORATION FOR APPROXIMATELY $190 MILLION,
          CREATING ONE OF THE LARGEST RECEIVABLES MANAGEMENT
                      COMPANIES IN THE COUNTRY

     ST. LOUIS, Mo. (December 23, 1997)--Outsourcing Solutions Inc. and The Union Corporation (NYSE:UCO), Charleston, S.C., announced today that they have entered into a definitive Merger Agreement whereby OSI will tender for all of the outstanding capital stock of Union for $31.50 per share, or approximately $190 million. The Board of Directors of Union has unanimously approved the tender offer and the merger, and has recommended that all shareholders of Union accept the offer. The transaction is subject to certain conditions, including Hart-Scott-Rodino clearance and the completion of committed financing.

     With this acquisition, OSI, a McCown De Leeuw & Co. portfolio company, will become one of the largest receivables management company in the United States with pro forma 1997 revenue of approximately $450 million. The combination of OSI and Union will create a receivables management company that is capable of offering services across the entire spectrum of the receivables management market, from credit usage and management, to outsourcing of pre-charge-off receivables, to contingent collection of delinquent debts, to purchasing portfolios of charged-off debt.

     Union, which posted $121.7 million in revenue in the year ended June 30, 1997, operates in three primary market segments through its Transworld Systems division, the largest collection agency serving small businesses; Allied Bond & Collection Agency and Capital Credit Corporation, both contingent collection agencies; and Interactive Performance and High Performance Services, units which provide leading-edge credit usage and receivables management outsourcing services to major corporations.

     Timothy G. Beffa, OSI's president and chief executive officer, noted the excellent strategic fit of the acquisition. "This transaction is a significant step in OSI's strategy toward creating the leading full-service receivables management firm," he said. "The addition of Union will expand our ability to provide superior service to clients in all the major credit-granting industries."

     Union chairman Melvin L. Cooper and president and chief executive officer William B. Hewitt echoed Beffa's comments. "The combination of OSI and Union creates an entity with the broadest capabilities to serve the needs of credit grantors nationwide, given the depth and breadth of our human, financial and information resources," they said.

     OSI was formed in September 1995 by McCown De Leeuw & Co., a private equity firm with offices in New York City and Menlo Park, California, to become one of the leading companies is the highly fragmented and rapidly consolidating collections industry. OSI serves credit grantors in a wide range of industries including banking, retailing, health care, government and education, direct marketing, telecommunications and utilities.

     The Union transaction represents OSI's seventh acquisition since its formation and its third in the last months. In November, OSI acquired Accelerated Bureau of Collections, Englewood, Colorado, an agency that specializes in contingent collections, primarily for bank card issuers. In October, OSI acquired North Shore Agency, Inc., Great Neck, N.Y., one of the largest providers of letter series collection and billing services to direct marketers, utilities and cable companies. Earlier acquisitions include Account Portfolios Inc., Atlanta, a portfolio purchasing firm; The Continental Alliance, Seattle, a contingent collection agency; A.M. Miller, Minneapolis, a contingent collection agency, and Payco American Corp., Milwaukee, a multi-line firm providing contingent collections and outsourcing services to credit grantors in a wide range of industries.

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For more information, contact:

Timothy G. Beffa, President and CEO, OSI
314-514-2600
Daniel J. Dolan, Executive Vice President and Chief Financial Officer, OSI 314-514-2614
Peter D. Waldstein, Senior Vice President, Corporate Development, OSI
314-514-2603
Melvin L. Cooper, Chairman of the Board, Union
212-751-6422
William B. Hewitt, President and CEO, Union
803-958-3801
Nicholas P. Gill, Executive Vice President, Treasurer, Secretary and Chief Financial Officer, Union
203-629-0505